China United Insurance Services, Inc.
Building 4F, Hesheng Plaza No. 26 Yousheng S Rd.
Jinshui District, Zhengzhou, Henan PRC

November 14, 2011

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	China United Insurance Services, Inc.
Amendment No. 2 to Registration Statement on Form S-1/A
File: 333-174198

Dear Mr. Reidler:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China United Insurance Services, Inc. (the “Company”) dated November 10, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment No. 2 to Registration Statement on Form S-1/A

General

Staff Comment 1.   Please refer to your response on Comment 2. You indicate that you attached the company’s logo as Exhibit A, however, no such exhibit is attached to your response letter or registration statement. With your next amendment, please provide us supplemental copies of profits of all graphic, visual or photographic information you will provide in the printed prospectus.

Response: The Company’s logo is attached as Exhibit A.

Staff Comment 2.   Please note your response to Comment 3 and reissue the comment in part. In several places in your filing, you state “[r]eference to the ‘Company’ throughout this prospectus refers to the combined operations of China United, its subsidiaries, and Affiliated Consolidated Entities.” We continue to believe that references to the “company,” “we,” “us,” or “our” should refer only to the registrant and its wholly-owned subsidiaries, not to Henan Anhou and its respective subsidiaries. The company has no equity interest in Henan Anhou. Therefore, references to “the company” “we,” “us,” or “our” referring to Henan Anhou are inconsistent with the fact that you do not own this entity, even though you control it. Accordingly, please revise the disclosure in the introductory paragraph of the Prospectus Summary and throughout the registration statement so that references to “the company,” “we,” “us” or “our” refer to the registrant and its subsidiaries, not to Henan Anhou.  Please delete each instance of the quoted statement from your filing.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
November 14, 2011

Response:  The Company has revised the disclosure throughout the filing to clearly identify the correct party. Terms such as the “company,” “our,” and “us” refer only to the registrant, not to Henan Anhou and its respective subsidiaries.

Prospectus Summary, Page 5

Staff Comment 3.   We note your disclosure on page 5 that Jiangsu Law provides insurance brokerage services in the PRC. Please reconcile this statement with your disclosure on page F-7 indicating that Jiangsu Law currently provides insurance agency services only.

Response:  The Company has revised the disclosure on page F-7 of the prospectus.

Risk Factors, page 11

Staff Comment 4.   Please delete this cross-reference to the Risk Factors section.

Response:  The Company has deleted the cross-reference to the Risk Factors section on page 11 of the prospectus.

Summary Financial Information, page 11

Staff Comment 5.   The pro forma information on page 11 is inconsistent with the disclosure on page F-28. Tell us why or revise the disclosure as necessary.

Response: The Company has revised the requested disclosure on page 11 of the prospectus.

Risk Factor, page 12

“Our businesses are highly regulated, and the administration, interpretation…,” page 18

Staff Comment 6.   We note your response to Comment 31 and reissue the comment in part. Please briefly expand this risk factor to describe how the following regulations affect your company:

•	Provisions on the Supervision and Administration of Specialized Insurance Agencies; and

•	Provisions on the Supervision and Administration of Insurance Brokerage Institutions.

Your current reference to the Business section is not sufficient to satisfy this request.

Response:  The Company has expanded the risk factor on page 17 of the prospectus.

“The Company’s affiliates have significant control over matters requiring…,” page 20

Staff Comment 7.   Please expand this risk factor to disclose the percentage of outstanding common stock that will be held by affiliates following the closing of the offering.

Response:  The Company has expanded the risk factor on page 19 of the prospectus.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
November 14, 2011

“The Report of Independent Registered Public Accounting Firm…,” page 20

Staff Comment 8.   We note your response to Comment 22 and reissue the comment in part.  The last sentence of this risk factor states, “If we continue to have current operating loss, we believe our cash and equivalents will be enough to support our operation for another five years.”  This statement appears to contradict the statement in the risk factor “We may require additional funds to continue our business plan” on page 20 that reads, “We may not currently have adequate funds to meet our obligations for the next twelve months . . . .”  Please revise your disclosure to eliminate any inconsistency.

Response:   The Company has revised the risk factor on page 19 of the prospectus.

“We may require additional funds to continue our business plan,” page 20

Staff Comment 9.   We note your response to Comment 22 and reissue the comment in part.  Please quantify the amount of funding you will need to continue operations for the next twelve months, and disclose that your auditor’s going concern opinion may have a detrimental effect on your ability to obtain additional funding.

Response:  The Company has revised the risk factor on page 19 of the prospectus.

“We rely on contractual arrangements with Henan Anhou and its shareholders…,” page 21

Staff Comment 10.  We note your response to Comment 35 and reissue the comment in part.  Please expand this risk factor to disclose that unaffiliated investors will have little or no recourse if affiliates terminate the agreement, since all of the operating entity’s assets are located in China.  Please also state whether the registrant has any other assets (other than its interest in the agreement) and any revenues from other sources.

Response:   The Company has expanded the risk factor on page 20 of the prospectus.

“Contractual arrangements we have entered into with Henan Anhou …,” page 22

Staff Comment 11.  We note your response to Comment 36 and reissue the comment in part.  Please identify your officers and directors that used to be and are currently the employees of Henan Anhou and its subsidiaries.  Please also list the position held by each individual at Henan Anhou and its subsidiaries.

Response: The Company has made the requested disclosure on page 22.

“Fluctuation in the value of the RMB may have a material adverse effect…,” page 25

Staff Comment 12:  Please refer to your response to Comment 56.  In this risk factor, you also reference the “Group.”  Please identify the parties you are referring to or eliminate the use of this reference.

Response: The Company has revised the risk factor on page 24 of the prospectus.

“‘Penny Stock’ rules may make buying or selling our common stock difficult,” page 28

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
November 14, 2011

Staff Comment 13:  Please refer to your response in Comment 52.  Please expand your description of remedies available to investors of penny stocks to indicate that investors who have signed arbitration agreements may have to pursue their claims through arbitration.

Response: The Company has expanded the risk factor on page 27 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and results of Operations
Liquidity and Capital Resources, page 39

Staff Comment 14:  With regard to prior comment 61, we did not locate disclosure on page 39 which states why very little income tax has been paid and the due dates of income tax payable of $658,344 at June 30, 2011 (page F-20).  Please specify in the disclosure when cash will be required to pay the income tax due.  Explain in the disclosure why no income tax was paid in 2010 and only $11,462 in 2011 (page F-5).

Response: The Company has revised the requested disclosure on page 37 of the prospectus. Previous reference to page 39 was an inadvertent error.

Staff Comment 15:  Your statement that you generally finance your operations through cash flow generated internally through your business operations and equity does not appear to be appropriate.  Given that the [sic] your operations used cash in 2011 and 2010 and the increase in your cash and cash equivalents from June 30, 3010 to June 30, 2011 was primarily due to capital contributions it would be more accurate to disclose that you generally finance your operations from capital contributions.  Please revise your disclosures accordingly.

Response: The Company has revised the requested disclosure on page 38 of the prospectus.

Management, page 53

Staff Comment 16:  We note your response to Comment 66 and reissue the comment in part.  Your disclosure should include the principal occupation and business experience of each director and officer, including any gaps in employment, for the entirety of the five year period required by Item 401(e)(1) of Regulation S-K.  Discussion of the number of years of industry experience is not sufficient.  Please revise your disclosure to indicate the business experience and principal occupation for the following individuals over the following periods:

•	Mr. Hsu Tzu En from 2010 to present;
•	Mr. Hsu Wen Yuan from May 2009 to present; and
•	Ms. Tsai from June 2005 to May 2008.

Response: The Company has made the requested disclosure on page 52 of the prospectus.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
November 14, 2011

Director Compensation, page 54

Staff Comment 17:  You state that on page 54 that your directors have not received compensation in the last two fiscal years.  However, it appears that Mr. Li Fu Chang earned compensation form you as a Legal Representative of Henan Anhou from January 1, 2010 to the present, although the Labor Contract between the parties was amended in January 2011.  Please expand the Director Compensation Table on page 55 to include all of the compensation awarded to Mr. Li during the fiscal year ended June 30, 2011, including the period from June 30, 2010 to January 1, 2011 in accordance with Item 402(r) of Regulation S-K.  This compensation should also be reflected in the “All Other Compensation” column with accompanying footnote disclosure describing the terms of Mr. Li’s respective employment agreements.

Please also ensure that the amounts indicated in this column accurately reflect the total compensation paid to Mr. Li based upon the monthly rates provided in his employment agreements.

Response: The Company has provided the requested disclosure on page 54 of the prospectus.  The amounts indicated in the table reflect the total compensation paid to Mr. Li.

2011 Director Compensation Table, page 55

Staff Comment 18:  We note your response to Comment 67 and reissue the comment.  Please disclose the factors that led to the company’s conclusion that Mr. Li Fu Chang is not an employee of Henan Anhou pursuant to his engagement as legal representative.  The revised Labor Contract between Mr. Li and Henan Anhou refers to Mr. Li as “senior management personnel” and to his “employment” throughout the agreement.

Response: The Company inadvertently filed incorrect versions of the agreements covering Mr. Li’s service to Henan Law and instead filed agreements which incorrectly included the senior management provisions.  The correct versions of the agreements which cover Mr. Li’s duties towards the Company are filed as Exhibits 10.23 and 10.33 of Amendment No. 3 to the S-1.  Mr. Li serves as an outside director to Henan Law and also provides consultant services.  He is not involved in the day to activities of Henan Law, but supervises senior management equivalent to the services an outside director in the U.S. would provide to the company for which s/he serves.

Certain Relationships and Related Transactions, page 59

Staff Comment 19:  We note your disclosure that on June 30, 2011, Mr. Li and Mr. Jin entered into a debt transfer agreement which transferred certain debt owed by Henan Anhou to Mr. Li.  We also note your disclosure that on the same day, Mr. Li and Henan Anhou executed a related debt cancellation agreement that gave up Mr. Li’s right to claim repayment from Henan Anhou.  However, your disclosure under Note 10 to the Notes to Consolidated Financial Statements on page F-21 indicates that these agreements were entered into on March 31, 2011.  Please revise your disclosure to address this inconsistency.  In addition, please file copies of the debt cancellation agreement and debt transfer agreement as exhibits to your registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:The reference to June 30, 2011 was an inadvertent error as the correct date was March 31, 2011.  The Company has revised its disclosure to address the inconsistency.  In addition, the debt cancellation agreement and the debt transfer agreement have been filed as Exhibits 10.32 and 10.31 of Amendment No. 3 to the S-1, respectively.

Financial Statements, page F-1

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
November 14, 2011

Staff Comment 20:  Tell us why the separate financial statements of acquired companies Sichuan Kang Zhuang and Jiangsu Law that were included in the Form S-1/A filed on August 5, 2011 are not required to remain included in the document in accordance with Rule 8-04 of Regulation S-X.

Response: The Company has revised the prospectus to include the financial statements of Sichuan Kangzhuang and Jiangsu Law that were filed in the Form S-1/A filed on August 5, 2011.

Staff Comment 21:  In some places you state “Sichuan Kang Zhang” and other places state “Sichuan Kangzhang.”  Please revise throughout the whole document to be consistent.

Response: The Company has revised the disclosure throughout the prospectus to consistently name Sichuan Kangzhuang.

Item 16.  Exhibits and Financial Statement Schedules, page II-2

Staff Comment 22:  We note your statements in Exhibit 5.1, “We are not licensed to practice law in the State of Delaware and, accordingly, our opinions as to the DGCL are based solely on a review of the official statutes of the State of Delaware and the reported judicial decisions interpreting such statutes.”  It is inappropriate for counsel to disclaim expertise on controlling state law.  Please delete these statements from this exhibit.  Please refer to Section II.B.3(b) of Staff Legal Bulletin No. 19.

Response: Exhibit 5.1 has been revised to delete the cited statements and filed as an attachment to Amendment No. 3 to the Registration on Form S-1.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
November 14, 2011

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned, or Ryan Nail, attorney with the Crone Law Group, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Lo Chung Mei
Lo Chung Mei
President and Chief Executive Officer

Enclosures
CC:	The Crone Law Group

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
November 14, 2011

Exhibit A